EXHIBIT 99.1

Brookfield Reports 2021 Net Income of $12.4 billion and Distributable Earnings of $6.3 billion

Brookfield Announces Dividend Increase of 8%

BROOKFIELD, NEWS, Feb. 10, 2022 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced record financial results for the year ended December 31, 2021.

Nick Goodman, Chief Financial Officer of Brookfield, stated, “Today Brookfield reported our best results to date. We generated $12.4 billion of net income and $6.3 billion of distributable earnings in what was a record year. This was driven by $71 billion of capital inflows, strong performance from principal investments, and significant carried interest and gains generated from $42 billion of asset sales. The scale and quality of our businesses, combined with their cash generating profile and embedded inflation protection, will provide us with a strong tailwind as we continue into 2022.”

Operating Results

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Net income[1]	$3,461	$1,815	$12,388	$707
Net income (loss) attributable to common shareholders[2]	$1,118	$643	$3,966	$(134)
Net income (loss) per Brookfield share[2]	0.66	0.40	2.39	(0.12)
Funds from operations[2,3]	$1,729	$2,096	$7,558	$5,180
Per Brookfield share[2,3]	1.04	1.34	4.67	3.27
Distributable earnings[2,3]	$1,301	$1,632	$6,282	$4,220
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Non-IFRS and Performance Measures section on page 8 and Reconciliation of Net Income to FFO and Distributable Earnings on page 5.

Funds from operations (“FFO”) and net income totaled $7.6 billion and $12.4 billion for the year, respectively, reflecting significant increases over the prior year. Growth in our asset manager earnings, strong same store growth from our principal investments, and gains on asset monetizations all contributed to increases during the year.

Distributable earnings (“DE”) were $1.3 billion for the quarter and $6.3 billion for the year, a 49% increase compared to last year. The increase was driven by higher fee-related earnings from the significant capital inflows and capital deployment efforts, and the close to doubling of both our realized carried interest and disposition gains on our principal investments. DE before realizations was $1.1 billion for the quarter and $3.5 billion for the year, a 29% increase from last year, demonstrating the stable and growing stream of our recurring cash flows.

Regular Dividend Declaration

The Board declared an 8% increase in the quarterly dividend to US$0.14 per share (representing $0.56 per annum) payable on March 31, 2022 to shareholders of record as at the close of business on February 28, 2022. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We continued to raise significant amounts of capital with inflows of $27 billion during the quarter and $71 billion for the full year.

Both our fourth flagship real estate fund and our inaugural Global Transition Fund have raised approximately $12 billion to date, with final closes expected in the coming months. We held a final close in the fourth quarter for our $16 billion opportunistic credit fund, which is the largest fund we have ever raised for this strategy. Our sixth flagship private equity fund has started fundraising and we expect a first close in the coming months. Our fourth flagship infrastructure fund is approximately 75% committed, and we have now launched fundraising for the next vintage.

We made significant progress across our complementary strategies, raising $45 billion during the year across 35+ product offerings. We successfully closed on two large-block reinsurance agreements during the year and are now deploying a portion of that capital across our various credit strategies.

Fee-bearing capital now totals $364 billion, an increase of approximately $53 billion compared to last year. This contributed to a 33% increase in fee-related earnings over the prior year.

Fee-related earnings were $552 million in the quarter, and $1.9 billion for the year, representing a 33% increase over last year. We also currently have approximately $40 billion of additional committed but un-invested capital across our strategies that will earn approximately $400 million of fees annually once deployed.

We surfaced $42 billion of capital from asset sales during the year, earning $16 billion of gross gains; $12 billion for our clients and $4 billion of earnings from realizations for Brookfield.

We realized a record level of carried interest during the year of $1.7 billion and we expect the strong performance to continue as our earlier vintage funds mature and we execute on our capital recycling initiatives. Additionally, the disposition of principal investments contributed to significant disposition gains of $2.1 billion during the year.

We generated $5.0 billion of carried interest during the year driven by the execution of our business plans across our underlying investments and the resulting value appreciation. This increased the total accumulated unrealized carried interest balance to $7.7 billion, an increase of 107% over the year. This amount will be recorded into income over time, as we monetize the investments and return capital to our clients.

Annualized fee revenues and target carried interest now stand at a run-rate of $7.8 billion annually.

Annualized fee revenues are now $3.8 billion, an increase of 15% over the last year, driven by the significant growth in our Asset Manager. Gross target carried interest is $4.0 billion.

As at December 31, 2021, we had $92 billion of capital available to deploy into new investments.

We continue to source attractive investment opportunities across the business, leveraging our global reach, operational expertise, and access to scale capital. During the year we deployed $61 billion of capital into a variety of opportunities. Deployable capital at year end includes approximately $15 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates, as well as $77 billion of uncalled fund commitments available for new transactions. During the year, we bolstered our liquidity through the sale or partial sale of mature investments as well as opportunistically issuing long-dated, low coupon, corporate bonds. Subsequent to the end of the year, we further strengthened our liquidity position by issuing $400 million of 30-year green bonds at 3.63% and raised an additional $400 million by re-opening our 2028 notes at 2.55%. With the new issuances, our corporate borrowings have a weighted average cost of capital of 4.16% and a remaining term to maturity of 13.7 years.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		December 31		December 31
		2021		2020
Assets
Cash and cash equivalents		$12,694		$9,933
Other financial assets		16,546		17,730
Accounts receivable and other		33,718		24,845
Inventory		11,415		10,360
Equity accounted investments		46,100		41,327
Investment properties		100,865		96,782
Property, plant and equipment		115,489		100,009
Intangible assets		30,609		24,658
Goodwill		20,227		14,714
Deferred income tax assets		3,340		3,338
Total Assets		$391,003		$343,696

Liabilities and Equity
Corporate borrowings		$10,875		$9,077

Accounts payable and other		56,165		53,041
Non-recourse borrowings in entities that we manage		165,057		139,324
Subsidiary equity obligations		3,837		3,699
Deferred income tax liabilities		20,328		15,913

Equity
Non-controlling interests in net assets	$88,386		$86,804
Preferred equity	4,145		4,145
Common equity	42,210	134,741	31,693	122,642
Total Liabilities and Equity		$391,003		$343,696

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Revenues	$21,787	$17,088	$75,731	$62,752
Direct costs[1]	(16,631)	(12,859)	(57,563)	(47,386)
Other income and gains	21	481	3,099	785
Equity accounted income (loss)	633	625	2,451	(79)
Expenses
Interest	(2,044)	(1,889)	(7,604)	(7,213)
Corporate costs	(30)	(27)	(116)	(101)
Fair value changes	1,980	175	5,151	(1,423)
Depreciation and amortization	(1,739)	(1,536)	(6,437)	(5,791)
Income tax	(516)	(243)	(2,324)	(837)
Net income	$3,461	$1,815	$12,388	$707

Net income (loss) attributable to:
Brookfield shareholders	$1,118	$643	$3,966	$(134)
Non-controlling interests	2,343	1,172	8,422	841
	$3,461	$1,815	$12,388	$707

Net income (loss) per share[2]
Diluted	$0.66	$0.40	$2.39	$(0.12)
Basic	0.69	0.41	2.47	(0.12)
  Direct costs exclude depreciation and amortization expenses disclosed above.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FFO AND DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Net income	$3,461	$1,815	$12,388	$707
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	432	377	1,355	3,170
Fair value changes	(1,980)	(175)	(5,151)	1,423
Depreciation and amortization	1,739	1,536	6,437	5,791
Deferred income taxes	292	(12)	1,210	81
Realized disposition gains in fair value changes or prior periods	394	831	2,861	1,554
Non-controlling interests[2]	(2,609)	(2,276)	(11,542)	(7,546)
Funds from operations[3,4]	$1,729	$2,096	$7,558	$5,180

Less: total disposition gains	(351)	(810)	(3,082)	(1,552)
Less: net invested capital FFO	(685)	(644)	(1,862)	(1,852)
Less: realized carried interest, net	(141)	(231)	(715)	(348)
Corporate activities	(152)	(144)	(592)	(539)
Distributions from investments	660	598	2,198	1,846
Equity-based compensation	30	25	119	94
Preferred share dividends	(38)	(37)	(157)	(142)
Distributable earnings before realizations[3]	1,052	853	3,467	2,687
Realized carried interest, net[5]	141	231	715	348
Disposition gains from principal investments	108	548	2,100	1,185
Distributable earnings[3]	$1,301	$1,632	$6,282	$4,220
  Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
  Excludes amounts attributable to non-controlling interests.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Asset management	$693	$642	$2,614	$1,776
Renewable power and transition	75	348	1,044	1,044
Infrastructure	102	104	797	569
Private equity	268	384	2,030	935
Real estate	599	478	1,185	876
Residential	117	49	258	66
Corporate	(125)	91	(370)	(86)
Funds from operations[1,2,3]	$1,729	$2,096	$7,558	$5,180

Per share[4,5]	$1.04	$1.34	$4.67	$3.27
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
  Excludes amounts attributable to non-controlling interests.
  Includes disposition gains.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Net income	$3,461	$1,815	$12,388	$707
Non-controlling interests	(2,343)	(1,172)	(8,422)	(841)
Net income (loss) attributable to shareholders	1,118	643	3,966	(134)
Preferred share dividends[1]	(37)	(36)	(148)	(141)
Dilutive effect of conversion of subsidiary preferred shares	—	16	(26)	93
Net income (loss) available to common shareholders	1,081	623	3,792	(182)
Dilutive impact of exchangeable shares of affiliate	1	—	2	—
Net income (loss) available to common shareholders including dilutive impact of exchangeable shares	$1,082	$623	$3,794	$(182)

Weighted average shares[2]	1,568.4	1,510.9	1,536.5	1,511.4
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2,3] and exchangeable shares of affiliate	62.7	29.8	50.4	—
Shares and share equivalents[2]	1,631.1	1,540.7	1,586.9	1,511.4

Diluted earnings per share[2,4]	$0.66	$0.40	$2.39	$(0.12)
  Excludes dividends paid on perpetual subordinated notes of $1 million (2020 – $1 million) and $9 million (2020 – $1 million) for the three months and year ended December 31, 2021, which are recognized within net income.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Fee-related earnings	$552	$411	$1,899	$1,428

Perpetual affiliates	551	359	1,870	1,460
Corporate cash and financial assets	(22)	163	42	377
Other principal investments	131	76	286	9
Distributions from investments	660	598	2,198	1,846

Corporate activities	(152)	(144)	(592)	(539)
Preferred share dividends	(38)	(37)	(157)	(142)
Add back: equity-based compensation	30	25	119	94
Distributable earnings before realizations	1,052	853	3,467	2,687
Realized carried interest, net	141	231	715	348
Disposition gains from principal investments	108	548	2,100	1,185
Distributable earnings[1]	$1,301	$1,632	$6,282	$4,220
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and year ended December 31, 2021, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2021, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2021 Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at http://www.directeventreg.com/registration/event/1623487. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ4-2021. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 24, 2022. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 1623487).

About Brookfield
Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with approximately $690 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.
  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We make reference to Distributable Earnings (“DE”), which is referring to the sum of our Asset Management segment FFO, distributions received from our ownership of investments, and disposition gains from principal investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We use FFO and DE to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find these measures of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include FFO and DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, credit, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.